July 16, 2010

Mr. Kevin Woody
Branch Chief	Via U.S. Mail and Facsimile 703-813-6984
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	Liberty Property Trust Form 10-K for year ended December 31, 2009 File No. 001-13130
Dear Mr. Woody,
We received your June 29, 2010 letter and appreciate your comments with respect to our filing. We understand that the purpose of your review of the above referenced filing is to assist us in our compliance with applicable disclosure requirements and to enhance the overall disclosure in our filings. Listed below are your comments and our responses:
DEFINITIVE PROXY STATEMENT FILED APRIL 20, 2010
Committees of the Board of Trustees, page 9
1.	We note your disclosure that your corporate governance and nominating committee considers diversity in identifying nominees. Please also tell us how the committee considers diversity in identifying nominees for director. See Item 407(c)(2)(vi) of Regulation S-K. Confirm that you will provide similar disclosure in future filings.
Company Response:
The Committee identified diversity as one of a number of attributes it looks for in a candidate. In this context, diversity is viewed as attributes related to race, gender and national origin. It is a goal of the Board to achieve greater diversity.
In order to broaden the scope of its search, the Committee frequently retains the services of national search firms. In 2005, the Committee was successful in attracting a candidate (Jose Mejia) who, in addition to satisfying the other criteria of the search, also possessed the attribute of expanding the diversity within the Board.

LPT Response Letter
Mr. Kevin Woody, Branch Chief
July 16, 2010

The Committee anticipates that any trustee search in the immediate future will give weight to the attribute of diversity. In future proxy statements, the Company will provide disclosure expanding on the Committee’s consideration of diversity in electing nominees for trustee.
Compensation of Executive Officers, page 11
2.	We note your disclosure that you typically seek to maintain your named executive officers’ salaries at or below the median salaries for comparable executives and that for 2009, “in general,” your named executive officers’ salaries and total direct compensation were within 20% of the median peer data. Please tell us if any of your named executive officer’s salary or direct compensation did not fall within 20% of the median peer data and clearly identify where such officer’s compensation fell. Confirm that you will provide similar disclosure in future filings.
Company Response:
The Committee engaged Towers Watson as its consultant in order to compare compensation of named executive officers to comparable positions among the peer group companies identified in the proxy. Based on a review of peer group data they made the following observations in a report dated May 20, 2009: (1) base salaries of the named executive officers were generally within 20% of the median of peer data; and (2) “for the most part” total direct compensation is within 20% of market.
Specifically, in response to your question, only the Chief Financial Officer base salary, at 21% above median, was in excess of 20% of the peer median. The remaining named executive officers were as follows: Chief Executive Officer — (-17%); Chief Operating Officer — (-8%); General Counsel — (-2%); and Chief Investment Officer — (-10%).
As to Total Direct Compensation, the following results were observed — Chief Executive Officer — (-14%); Chief Financial Officer — (+20%); Chief Operating Officer — (-17%); General Counsel — (+2%); and Chief Investment Officer — (-26%).
To the extent any named executive officer’s base salary or direct compensation falls outside of any general ranges described in future proxy statements, the Company will provide disclosure describing that dynamic.

LPT Response Letter
Mr. Kevin Woody, Branch Chief
July 16, 2010

Summary Compensation Table, page 23
3.	Refer to footnote (1) to your Summary Compensation Table. With respect to your disclosure of the valuation of share awards and option awards, please explain to us if such valuation is in accordance with FASB ASC Topic 718. Refer to Item 402(c)(2)(v) of Regulation S-K. Please note that this comment also applies to your Grants of Plan Based Awards Table on page 25.
Company Response:
The valuations of share awards and option awards disclosed in the Company’s Summary Compensation Table and the grant date fair value of share and option awards disclosed in the Company’s Grants of Plan Based Awards Table are equal to the aggregate grant date fair value of such awards in accordance with FASB ASC Topic 718.
* * * * *
We acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions with respect to our responses or require any additional information, please feel free to call me at 610-648-1777.
Very truly yours,
/s/ James J. Bowes
James J. Bowes
General Counsel
JJB/jab

cc:	Kevin Purfield, Ernst & Young Justin Chairman, Morgan Lewis & Bockius LLP